UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     5     )*
                                          ---------


                                 Ablest  Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common  Stock,  par  value  $.05  per  share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  00371W00000
                      -------------------------------------
                                 (CUSIP Number)
           Mia Jensen, c/o The Burton Partnership, Limited Partnership
                     Post Office Box 4643 Jackson, Wyoming 83001
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    10/02/00
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP  NO.  00371W100000                                       PAGE 2 OF 7 PAGES
            ------------                                           ---  ---

--------------------------------------------------------------------------------
(1)  Names  of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     The Burton Partnership, Limited Partnership

--------------------------------------------------------------------------------
(2)  Check  the  Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a)[  ]
                                                                         (b)[  ]

--------------------------------------------------------------------------------
(3)  SEC  Use  Only


--------------------------------------------------------------------------------
(4)  Source  of  Funds  (See  Instructions)

     OO

--------------------------------------------------------------------------------
(5)  Check  if  Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or  2(e)                                                    [  ]

--------------------------------------------------------------------------------
(6)  Citizenship  or  Place  of  Organization

     Delaware Limited Partnership

--------------------------------------------------------------------------------
Number of                              (7)  Sole  Voting  Power          352,000
                                       -----------------------------------------
Shares Beneficially                    (8)  Shared  Voting  Power            -0-
                                       -----------------------------------------
Owned by Each                          (9)  Sole Dispositive Power       352,000
                                       -----------------------------------------
Reporting Person With                  (10) Shared Dispositive Power         -0-
--------------------------------------------------------------------------------
(11)  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

      352,000

--------------------------------------------------------------------------------
(12)  Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
      (See Instructions)                                                    [  ]

--------------------------------------------------------------------------------
(13)  Percent  of  Class  Represented  by  Amount  in  Row  (11)

      12.2%

--------------------------------------------------------------------------------
(14)  Type  of  Reporting  Person  (See  Instructions)

      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP  NO.  00371W100000                                       PAGE 3 OF 7 PAGES
            ------------                                           ---  ---

--------------------------------------------------------------------------------
(1)  Names  of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     The Burton Partnership, (QP) Limited Partnership

--------------------------------------------------------------------------------
(2)  Check  the  Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a)[  ]
                                                                         (b)[  ]

--------------------------------------------------------------------------------
(3)  SEC  Use  Only


--------------------------------------------------------------------------------
(4)  Source  of  Funds  (See  Instructions)

     OO

--------------------------------------------------------------------------------
(5)  Check  if  Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or  2(e)                                                    [  ]

--------------------------------------------------------------------------------
(6)  Citizenship  or  Place  of  Organization

     Delaware Limited Partnership

--------------------------------------------------------------------------------
Number of                              (7)  Sole  Voting  Power          352,000
                                       -----------------------------------------
Shares Beneficially                    (8)  Shared  Voting  Power            -0-
                                       -----------------------------------------
Owned by Each                          (9)  Sole Dispositive Power       352,000
                                       -----------------------------------------
Reporting Person With                  (10) Shared Dispositive Power         -0-
--------------------------------------------------------------------------------
(11)  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

      352,000

--------------------------------------------------------------------------------
(12)  Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
      (See Instructions)                                                    [  ]

--------------------------------------------------------------------------------
(13)  Percent  of  Class  Represented  by  Amount  in  Row  (11)

      12.2%

--------------------------------------------------------------------------------
(14)  Type  of  Reporting  Person  (See  Instructions)

      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP  NO.  00371W100000                                       PAGE 4 OF 7 PAGES
            ------------                                           ---  ---

--------------------------------------------------------------------------------
(1)  Names  of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     Donald W. Burton

--------------------------------------------------------------------------------
(2)  Check  the  Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a)[  ]
                                                                         (b)[  ]

--------------------------------------------------------------------------------
(3)  SEC  Use  Only


--------------------------------------------------------------------------------
(4)  Source  of  Funds  (See  Instructions)

      OO

--------------------------------------------------------------------------------
(5)  Check  if  Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or  2(e)                                                    [  ]

--------------------------------------------------------------------------------
(6)  Citizenship  or  Place  of  Organization

     United States

--------------------------------------------------------------------------------
Number of                              (7)  Sole  Voting  Power          352,000
                                       -----------------------------------------
Shares Beneficially                    (8)  Shared  Voting  Power            -0-
                                       -----------------------------------------
Owned by Each                          (9)  Sole Dispositive Power       352,000
                                       -----------------------------------------
Reporting Person With                  (10) Shared Dispositive Power         -0-
--------------------------------------------------------------------------------
(11)  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

      352,000

--------------------------------------------------------------------------------
(12)  Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
      (See Instructions)                                                    [  ]

--------------------------------------------------------------------------------
(13)  Percent  of  Class  Represented  by  Amount  in  Row  (11)

      12.2%

--------------------------------------------------------------------------------
(14)  Type  of  Reporting  Person  (See  Instructions)

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP  NO.  00371W100000                                       PAGE 5 OF 7 PAGES
            ------------                                           ---  ---

ITEM  1.  SECURITY  AND  ISSUER
-------------------------------

     This statement relates to shares of Common Stock, Par Value $.05 Per Share (the "Shares"), of Ablest Inc. (the "Company"), having its principal executive offices at 810 North Belcher Road, Clearwater, Florida 34625.

ITEM  2.  IDENTITY  AND  BACKGROUND
-----------------------------------

     This statement is being filed by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001; and the general partner of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, Donald W. Burton. The principal business of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership is investment in public and private stocks. The general partner's principal occupation is an investor.

     The business address of the general partner is c/o The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership.

     During the five years prior to the date hereof, neither The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership nor its general partner has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The  general  partner  is  a  United  States  citizen.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION
------------------------------------------------------------------

     The  Burton  Partnership,  Limited  Partnership  and The Burton Partnership
(QP), Limited Partnership acquired a total of 352,000 shares of Ablest Inc. through open market transactions during a period beginning May 6, 1996 and ending October 2, 2000 at prices ranging from $4.125 to 7.125 per share, for an aggregate purchase price of $2,278,557.

     No part of the purchase price paid by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of Ablest Inc.

ITEM  4.  PURPOSE  OF  THE  TRANSACTION
---------------------------------------

     The  Burton  Partnership,  Limited  Partnership  and The Burton Partnership
(QP), Limited Partnership has purchased the Shares for investment purposes only.

     a. Depending on market conditions, its continuing evaluation of the business and prospects of Ablest Inc. and other factors, The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership may buy or sell additional shares in the open market. Neither The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership, nor the general partner has any present plans which relate to or would result in:

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ablest Inc. or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of Ablest Inc. or any of its subsidiaries;

     d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of tern directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of Ablest Inc.;

                                  SCHEDULE 13D
CUSIP  NO.  00371W100000                                       PAGE 6 OF 7 PAGES
            ------------                                           ---  ---

     f. Any other material change in Ablest Inc. business or corporate structure, including, but not limited to, if Ablest Inc. is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     g. Changes in Ablest Inc.'s charter or bylaws or other actions which may impede the acquisition if control of Ablest Inc. by any person;

     h. Causing a class of securities of Ablest Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of Ablest Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     j.  Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  INTEREST  IN  SECURITIES  AND  THE  ISSUER
----------------------------------------------------

     By virtue of his status as general partner of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, Donald
W. Burton may thus be deemed to be beneficial owner of the 352,000 shares which The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership own of record, representing 12.2% of the Company. Donald W. Burton may thus be deemed to share with The Burton Partnership, Limited
Partnership and The Burton Partnership (QP), Limited Partnership the power to direct the voting and disposition of the shares which The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership own of record.

     The aggregate 352,000 shares purchased by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership were obtained in the open market transactions executed by PaineWebber Inc. between the dates of 05/06/96 and 10/02/00. The foregoing percentage was calculated based on 2,882,363 shares outstanding as of July 28, 2000.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership and the general partner

ITEM  6.  CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
--------------------------------------------------------------------------------
TO  SECURITIES  OF  THE  ISSUER
-------------------------------

     Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among The Burton Partnership, Limited Partnership and the general partner or between any such person and any other person with respect to the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                                  SCHEDULE 13D
CUSIP  NO.  00371W100000                                       PAGE 7 OF 7 PAGES
            ------------                                           ---  ---
SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                October  2,  2000
                                      ------------------------------------------
                                                       Date




                                 THE  BURTON  PARTNERSHIP,  LIMITED  PARTNERSHIP


                                 By:  /s/  Donald  W.  Burton
                                 -----------------------------------------------
                                 Donald  W.  Burton
                                 General  Partner


                                 THE BURTON PARTNERSHIP(QP), LIMITED PARTNERSHIP


                                 By:  /s/  Donald  W.  Burton
                                 -----------------------------------------------
                                 Donald  W.  Burton
                                 General  Partner


                                 DONALD  W.  BURTON


                                  /s/  Donald  W.  Burton
                                 -----------------------------------------------